UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

5 April 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following update:

Update to Chapter 8 of the 2006 Annual Report and Form 20-F of TNT N.V.

3 April 2007

3 April 2007

Update to Chapter 8 of the 2006 Annual Report and Form 20-F of TNT N.V.

On 3 April 2007, TNT Post Netherlands announced further planned cost reductions. These planned cost reductions are required in order to be able to withstand the continuing volume declines experienced by TNT Post Netherlands. Aside from a further increase in efficiency, the Company has also requested from the employees of TNT Post Netherlands a remuneration sacrifice. The Board of Management of TNT N.V. understands that these measures are drastic.

To underline its understanding, the Board of Management has decided not to accept an increase of the base salary as of 1 January 2007. As a result, the base salary of the members of the Board of Management will remain unchanged for the fourth consecutive year. The changes in the base salary of the Board of Management, as described in chapter 8, page 68, of the 2006 Annual Report and Form 20-F, will only be effective from 1 January 2008.

Board of Management TNT N.V.

3 April 2007

About TNT Post

TNT Post processes 16 million postal items (including 350,000 parcels) each day and delivers to more than 7.6 million addresses in the Netherlands. The company is broadening its horizons internationally through acquisitions in Europe and Asia. Services that transform electronic data into physical mail are becoming increasingly important. TNT Post’s main business is mail: collecting, sorting, transporting and delivering letters and parcels. The company also specialises in data and document services, direct mail, e-commerce and international mail. TNT Post employs some 58,000 people. For 2006, TNT Post reported sales of 4.065 billion euros. TNT Post is part of TNT N.V. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world.

About TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported € 10.1 billion in revenues and an operating income of € 1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 5 April 2007